SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7 December 2004

NOVEMBER 2004 TRAFFIC

•	Passenger traffic up 4.2%
•	Load factor at 75.7% (down 0.4 points)

Passenger operations

In November, first month of the winter schedule, the Air France-KLM group posted a satisfactory performance. Activity remained strong although, due to calendar effects, the increase in traffic (up 4.2%) was slightly lower than the increase in capacity (up 4.8%). Load factor stood at 75.7% (down 0.4 points). The Group carried over 5 million passengers in November (up 3.2%).

North and South America continued to post a positive performance with a 1.2-point improvement in load factor (80.8%) for a 2.4% increase in capacity.

In Asia, capacity increased by 13.6% notably due to the launch of the non-stop Manila flight (5 weekly frequencies) from Amsterdam and capacity expansion to China from both Paris and Amsterdam. Although lower than the development in capacity, activity remained strong with a 9.5% increase in traffic. The load factor stood at the good level of 80.0% (down 3.0 points).

Traffic continued to post sustained growth (up 5.5%) on the Africa & Middle-East network. However, strong capacity expansion (up 8.4%) especially on Middle-East, weighted on the load factor which declined by 2.0 points to 73.1%.

On the Caribbean & Indian Ocean sector, the load factor gained 2.0 points to 84.5% as traffic declined by 3.2% for a 5.5% decrease in capacity.

On the medium-haul network, capacity was up 4.3% and traffic up 3.7%. The load factor stood at 62.8% (down 0.4 points).

The performance per airline was as follows:

-	Air France’s traffic increased by 2.4% on 3.1% higher capacity. The load factor stood at 74.0% (down 0.5 points).

-	KLM’s traffic was up 7.3% for a 7.8% increase in capacity. The load factor stood at 78.5% (down 0.3 points).

The differences of capacity growth between Air France and KLM is due to a basis effect: in November 2003, KLM had decreased its capacity by 5.0% compared to November 2002 while Air France had increased its capacity by 4.1%.

Cargo operations

The cargo activity of the Air France-KLM group remained strong in November with a 6.2% increase in traffic for a 5.8% growth of capacity. The cargo load factor improved slightly to 72.8% (up 0.3 points).

-	Air France’s cargo traffic was up 5.2% on 3.4% higher capacity. The load factor reached 68.3% (up 1.1 points).

-	KLM’s cargo traffic increased by 7.6% while capacity grew by 9.5%. The load factor stood at 79.3% (down 1.4 points).

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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STATISTICS

Passenger Operations (millions)

	November			Cumulative (1)
Total Group	2004	2003	%	2004	2003	%
Passengers carried (000)	5,037	4,880	3.2%	43,527	40,902	6.4%
Revenue pax-kilometers (RPK)	13,312	12,777	4.2%	112,898	102,634	10.0%
Available seat-kilometers (ASK)	17,594	16,795	4.8%	142,820	131,891	8.3%
Passenger load factor (%)	75.7%	76.1%	-0.4	79.0%	77.8%	1.2

Europe (including France)
Passengers carried (000)	3,571	3,471	2.9%	31,062	29,690	4.6%
Revenue pax-kilometers (RPK)	2,652	2,558	3.7%	23,929	22,696	5.4%
Available seat-kilometers (ASK)	4,220	4,045	4.3%	34,780	32,699	6.4%
Passenger load factor (%)	62.8%	63.2%	-0.4	68.8%	69.4%	-0.6

America (North and South)
Passengers carried (000)	541	523	3.5%	5,026	4,563	10.1%
Revenue pax-kilometers (RPK)	4,027	3,876	3.9%	36,695	33,575	9.3%
Available seat-kilometers (ASK)	4,985	4,870	2.4%	42,471	40,069	6.0%
Passenger load factor (%)	80.8%	79.6%	1.2	86.4%	83.8%	2.6

Asia / Pacific
Passengers carried (000)	331	302	9.7%	2,636	2,039	29.3%
Revenue pax-kilometers (RPK)	2,929	2,674	9.5%	23,272	17,994	29.3%
Available seat-kilometers (ASK)	3,663	3,225	13.6%	28,561	22,653	26.1%
Passenger load factor (%)	80.0%	82.9%	-3.0	81.5%	79.4%	2.1

Africa & Middle East
Passengers carried (000)	345	324	6.5%	2,819	2,520	11.9%
Revenue pax-kilometers (RPK)	1,858	1,761	5.5%	14,525	13,269	9.5%
Available seat-kilometers (ASK)	2,541	2,344	8.4%	18,655	17,360	7.5%
Passenger load factor (%)	73.1%	75.1%	-2.0	77.9%	76.4%	1.4

Caribbean-Indian Ocean
Passengers carried (000)	247	260	(4.8)%	1,983	2,090	(5.1)%
Revenue pax-kilometers (RPK)	1,846	1,908	(3.2)%	14,476	15,099	(4.1)%
Available seat-kilometers (ASK)	2,184	2,312	(5.5)%	18,353	19,110	(4.0)%
Passenger load factor (%)	84.5%	82.5%	2.0	78.9%	79.0%	-0.1

Cargo Operations (millions)
	November			Cumulative (1) (2)
Total Group	2004	2003	%	2004	2003	%
Revenue tonne-km (RTK)	930	875	6.2%	6,659	6,051	10.0%
Available tonne-km (ATK)	1,278	1,208	5.8%	9,726	8,860	9.8%
Cargo load factor (%)	72.8%	72.5%	0.3	68.5%	68.3%	0.2

Europe (including France)
Available tonne-km (ATK)	7	8	(8.7)%	64	59	7.5%
Revenue tonne-km (RTK)	34	36	(4.5)%	298	282	5.4%
Cargo load factor (%)	21.6%	22.6%	-1.0	21.4%	21.0%	0.4

America (North and South)
Revenue tonne-km (RTK)	314	294	6.6%	2,294	2,113	8.6%
Available tonne-km (ATK)	421	413	1.9%	3,352	3,206	4.6%
Cargo load factor (%)	74.5%	71.2%	3.3	68.4%	65.9%	2.5

Asia / Pacific
Revenue tonne-km (RTK)	486	454	7.2%	3,345	2,977	12.4%
Available tonne-km (ATK)	617	549	12.4%	4,451	3,800	17.1%
Cargo load factor (%)	78.8%	82.7%	-3.8	75.2%	78.3%	-3.2

Africa & Middle East
Revenue tonne-km (RTK)	78	74	4.2%	596	547	8.9%
Available tonne-km (ATK)	125	121	3.4%	966	917	5.4%
Cargo load factor (%)	62.0%	61.5%	0.5	61.7%	59.7%	2.0

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	45	45	0.2%	360	355	1.3%
Available tonne-km (ATK)	81	89	(8.9)%	658	655	0.5%
Cargo load factor (%)	55.9%	50.9%	5.0	54.7%	54.3%	0.4

(1)	consolidation of Air France over 8 months (April-November) and KLM over 7 months (May-November)
(2)	The harmonised cargo capacity norms between Air France and KLM have now been fully implemented, leading to a small adjustment in the reported ATK figures of KLM for the first six months. Both current year and previous year have been adjusted and are fully comparable.

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: December 7, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations